Commerce One Receives A De-Listing Notice from Nasdaq

SAN FRANCISCO, Calif. – October 12, 2004 -- Commerce One, Inc. (Nasdaq: CMRCQ) today announced that on October 8, 2004, the Nasdaq National Market notified us that we fail to comply with their requirements for the continued listing of our common stock in light of our recent bankruptcy filing. As of the opening of business on October 12, 2004, a "Q" was appended to our trading symbol "CMRC." Unless we appeal, our common stock will be de-listed from The Nasdaq Stock Market at the opening of business on October 19, 2004.

In the notice, Nasdaq advised us that they had made their determination after considering our filing for bankruptcy on October 6, 2004. In light of the bankruptcy filing, the staff cited Marketplace Rules 4300 and 4450(f) specifically, public interest concerns generally, as well as concern regarding the residual equity interest of our existing securities holders as grounds for our non-compliance. Additionally, the staff voiced concern over our ability to come back into compliance with the $1 minimum bid price requirement of Marketplace Rule 4450(b)(4); as previously disclosed, the staff initially notified us of our non-compliance with this rule on July 15, 2004.

In light of our efforts to wind up the Company's affairs under the United States Bankruptcy Code, we currently do not intend to exercise our right to appeal Nasdaq's determination. If we do not appeal Nasdaq's determination, our common stock will be de-listed from The Nasdaq Stock Market and will not be eligible for listing on the Nasdaq SmallCap market or the OTC Bulletin Board. De-listing will make our stock more difficult to trade, likely reduce its trading volume, and likely further depress our stock price. If we are de-listed, the holders of shares of our Series B preferred stock will have the right to require us to redeem their stock. The aggregate redemption price of these shares was approximately $7.9 million as of June 30, 2004. We do not currently have sufficient capital resources to redeem these shares.

Forward Looking Statements

This press release includes forward-looking statements within the meaning of the securities laws. These forward-looking statements include, but are not limited to, our intent not to appeal Nasdaq's determination; the rights holders of our Series B preferred stock will have if we are de-listed from Nasdaq; and the effects of de-listing on our stock. These statements reflect the current views and assumptions of Commerce One, and are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. These factors include, but are not limited to, the following: a decision on our part to appeal Nasdaq's determination; our ability to generate interest in our assets in a sale context; actions taken by regulatory bodies that are out of our control; various external factors, including economic, political and other global conditions; and various other risks including, without limitation, those discussed in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2003, our quarterly report on Form 10-Q for the quarter ended June 30, 2004 and our current reports on Form 8-K. The information provided in this press release is current as of the date of its publication. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.